SERVICER COMPLIANCE STATEMENT

GE-WMC Mortgage Securities Trust 2006-1

The undersigned officer of Litton Loan Servicing LP provides the Annual Statement as to Compliance as required by the Pooling and Servicing Agreement for the above referenced security and certifies that (i) a review of the activities of the Servicer during such preceding calendar year (or such shorter period in the case of the first such report) and of performance under this Agreement has been made under my supervision, and (ii) to the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under this Agreement in all material respects for 2007.

Date: March 3, 2008

/s/ Elizabeth Folk
  Elizabeth Folk
  Senior Vice President and
  Chief Financial Officer
  Litton Loan Servicing LP